ARTESIAN RESOURCES CORPORATION

RETIREMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 1998

ARTESIAN RESOURCES CORPORATION

RETIREMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 1998

INDEX

Page

Independent Auditors' Report 1-2

FINANCIAL STATEMENTS

Statement of Net Assets Available for

Benefits at December 31, 1998 3

Statement of Net Assets Available for

Benefits at December 31, 1997 4

Statement of Changes in Net Assets

Available for Benefits for the Year

Ended December 31, 1998 5

Notes to the Financial Statements 6-12

SUPPLEMENTAL SCHEDULES

Schedule of Assets Held for Investment Purposes 13

Schedule of Reportable Transactions (Series

of Transactions in One Issue Aggregating

5 Percent or More of Net Assets) for the

Year Ended December 31, 1998 14

Independent Accountants' Report

Participants, Board of Trustees and Administrator

of Artesian Resources Corporation Retirement Plan

We have audited the accompanying statement of net assets available for benefits with fund information of Artesian Resources Corporation Retirement

Plan as of December 31, 1998, and the related statement of changes in net assets available for benefits with fund information for the year ended

December 31, 1998. These financial statements are the responsibility of the

Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits with fund information of Artesian Resources

Corporation Retirement Plan as of December 31, 1997 was audited by other auditors whose report dated July 9, 1998 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis,

evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly,

in all material respects, the net assets available for benefits of the

Artesian Resources Corporation Retirement Plan as of December 31, 1998, and

the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and

Disclosure under the Employee Retirement Income Security Act of 1974. The

fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilmington, Delaware

June 17, 1999

ARTESIAN RESOURCES CORPORATION

RETIREMENT PLAN

Statement of Changes in Net Assets

Available for Benefits with Fund Information

Year Ended December 31, 1998

Participant Directed Non-Participant Directed

Fidelity Family of Funds

Managed

Equity Emerging Income Intermediat Artesian Participant Artesian Appreciation

Income II Growth Puritan Portfolio Bond A Loans B Plus Diversifier Total

Additions to Net Assets attributed to:

Investment Income:

Net appreciation of invest $642,454 $927,703 $76,466 $0.00 $4,706 $112,873 $0.00 $1,412 $0.00 $0.00 $1,765,614

Dividends 37,398 0 21,409 0 29,462 14,450 0 2,564 0 0 105,283

Interest 0 0 0 48,813 0 0 25,840 0 12,456 2,712 89,821

Contributions:

Participants' 240,312 259,244 67,294 15,875 25,280 27,805 0 0 0 0 635,810

Employer 32,462 120,953 15,263 0 7,407 1,394 0 0 0 0 177,479

Total additions 952,626 *1,307,900 * 180,432 * 64,688 * 66,855 * 156,522 * 25,840 * 3,976 * 12,456 * 2,712 * 2,774,007

Deductions from Net Assets attributed to:

Participant distributions 49,910 82,309 5,981 40,836 4,941 4,555 8,866 0 599 0 197,997

Expenses 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00

Total deductions 49,910 82,309 5,981 40,836 4,941 4,555 8,866 0.00 599 0.00 197,997

Net increase prior to interfund 902,716 *1,225,591 * 174,451 * 23,852 * 61,914 * 151,967 * 16,974 * 3,976 * 11,857 * 2,712 * 2,576,010

Interfund Transfers (19,647) (24,598) (33,461) 410,013 (5,918) 64,933 48,763 (193,485) (2,405) (244,195) 0.00

Net increase (decrease) in plan 883,069 1,200,993 140,990 433,865 55,996 216,900 65,737 (189,509) 9,452 (241,483) 2,576,010

Net assets available for benefits -

beginning of year 2,915,492 2,064,262 564,335 318,559 456,959 202,860 286,172 189,509 235,914 241,483 7,475,545

Net assets available for benefits -

end of year ********** ********** $705,325 $752,424 $512,955 $419,760 $351,909 $0 $245,366 $0 ***********

ARTESIAN RESOURCES CORPORATION

RETIREMENT PLAN

Statement of Net Assets Available

for Benefits with Fund Information

********

Participant Directed Non-Participant Directed

Fidelity Family of Funds

Managed

Equity Emerging Income Intermediat Artesian Participant Artesian Appreciation

Income II Growth Puritan Portfolio Bond A Loans B Plus Diversifier Total

Assets:

Investments, at fair value -

Common/Collective Trusts $0.00 $0.00 $0.00 $318,311 $0.00 $0.00 $0.00 $0.00 $0.00 $0.00 $318,311

Registered Investment Comp2,914,247 2,048,575 563,836 0 456,878 0 0 0 0 0 5,983,536

Employer Securities 0 0 0 0 0 188,769 0 189,509 0 0 378,278

Funds held in insurance companies'

general accounts, at contr 0 0 0 0 0 0 0 0 235,914 241,483 477,397

Participant Loans 0 0 0 0 0 0 286,172 0 0 0 286,172

Total investments 2,914,247 2,048,575 563,836 318,311 456,878 188,769 286,172 189,509 235,914 241,483 7,443,694

Amounts due from employer 1,245 15,687 499 248 81 14,091 0 0 0 0 31,851

Net assets available for benefit********** ********** $564,335 $318,559 $456,959 $202,860 $286,172 $189,509 $235,914 $241,483 $7,475,545

ARTESIAN RESOURCES CORPORATION

RETIREMENT PLAN

Statement of Net Assets Available

for Benefits with Fund Information

********

Non-Participant

Participant Directed Directed

Fidelity Family of Funds

Managed

Equity Emerging Income Intermediat Artesian ParticipantAppreciation

Income II Growth Puritan Portfolio Bond A Loans Plus Total

Assets:

Investments, at fair value -

Common/Collective Trusts $0.00 $-0.00 $0.00 $724,540 $0.00 $0.00 $0.00 $0.00 $724,540

Registered Investment Comp3,798,561 3,265,255 705,324 0 512,955 0 0 0 8,282,095

Employer Securities 0 0 0 0 0 419,761 0 0 419,761

Funds held in insurance companies'

general accounts, at contr 0 0 0 0 0 0 0 245,366 245,366

Participant Loans 0 0 0 0 0 0 351,909 0 351,909

Total investments 3,798,561 3,265,255 705,324 724,540 512,955 419,761 351,909 245,366 10,023,671

Amounts due from employer 0 0 0 27,884 0 0 0 0 27,884

Net assets available for benefit********** ********** $705,324 $752,424 $512,955 $419,761 $351,909 $245,366 ***********

ARTESIAN RESOURCES CORPORATION

RETIREMENT PLAN

Statement of Net Assets Available

for Plan Benefits at December 31, 1997

Assets:

Investments, at fair value -

Common/Collective Trusts

Registered Investments Companies

Employer Securities

Funds held in insurance companies'

general accounts

Participant Loans

ARTESIAN RESOURCES CORPORATION

RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 1998

NOTE 1 DESCRIPTION OF THE PLAN

General

Effective July 1, 1984, Artesian Resources Corporation (the "Company")

established the Artesian Resources Corporation Retirement Plan (the "Plan")

as a defined contribution savings plan for its employees. Pursuant to

Internal Revenue Code ("IRC") Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by a Committee of Trustees which consists of five members appointed by the Company's Board of Directors. Plan expenses may be paid out of the plan unless paid by the Company. The Company has paid all such expenses incurred during 1998.

Participation, Vesting and Withdrawals

Generally, all employees are eligible for Plan participation after attaining age 21 and completing 1,000 hours of service during a one-year period.

Employees may elect to make tax deductible contributions up to a maximum of

15 percent of their compensation, however, such contributions may not exceed the IRC limitation of $10,000 for all deferrals under all plans in 1998

(basic contribution). For every dollar an employee contributes up to 6 percent of compensation, the Company will provide a 50 percent matching contribution. In each Plan year, the Company may make a discretionary contribution to the Plan based on up to 2 percent of compensation for all employees eligible to participate in the Plan. The full discretionary contribution was made for 1998.

Also, the Company's Board of Directors, at its sole discretion, may make an additional discretionary contribution. No additional discretionary contribution was made for 1998.

Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:

Years Vested

of Service Percentage

Less than 2 0%

2 but less than 3 20%

3 but less than 4 40%

4 but less than 5 60%

5 but less than 6 80%

6 years or more 100%

Any forfeitures of non-vested contributions are offset against required

Company contributions. Withdrawals may generally commence without penalty upon attaining age 59, or for situations involving hardship, as defined in the Plan and the IRC.

Investment Elections

Participants may allocate basic and matching contributions among the various

Fidelity Family of Funds or Artesian Resources Class A non-voting common stock. Contracts with specified insurance companies and Artesian Resources

Class B voting common stock do not allow additional contributions provided as investment options by the Plan.

Participants may elect an allocation among one or more investment funds in multiples of 5 percent with a minimum investment of 10 percent in any selected fund. Discretionary Company contributions are invested by the

Trustee in a uniform manner for all participants.

Effective March 31, 1998, Penn Mutual Diversifier II and Artesian Resources

Class B voting common stock were eliminated as investment options. All funds were transferred to the Fidelity "Managed Income Portfolio Fund" where participants could then redirect their investments if they chose to do so.

Loans

Participants may borrow from the Plan under the following guidelines:

- A participant may borrow as much as 50 percent of his account balance, subject to certain minimum and maximum limitations as defined in the Plan.

- Loans are repaid over a period not to exceed 5 years, unless the loan is to buy, build or substantially rehabilitate the

borrower's principal residence.

- Interest on loans is set at current market rates.

As disclosed in the Statement of Changes in Net Assets Available

for Benefits, the net interfund transfer into Participant Loans for the year ended December 31, 1998 was made up of:

New loans $101,603

Loan repayments (28,270)

Transfer of interest income (24,570)

$ 48,763

Benefits

Participants are entitled to a benefit payment equal to the amount credited to their accounts upon retirement; upon permanent disability; at age 59, or upon termination of employment or death. In the event of death of a participant, a death benefit payment is made to the participant's beneficiary.

In the event of termination, distributions of less than $3,500 must be made in a lump sum. All other distributions may be made in the form of a joint and survivor annuity, installments or in a lump sum subject to certain restrictions as defined in the Plan.

Termination

The Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

For financial reporting purposes, the assets and liabilities of the Plan are reflected on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan assets held in the Fidelity Family of Funds, Artesian Resources Class A

non-voting common stock and Artesian Resources Class B voting common stock are valued at fair value based on quoted market prices. In accordance with the policy of stating investments at fair value, net unrealized appreciation

(depreciation) for the year is included in the statement of changes in net assets available for benefits. Funds held in insurance companies' general accounts are stated at their contract value. Participant loans are valued at cost which approximates market. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Distributions

Participant distributions are recorded when paid.

Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated April 6, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter.

However, the Plan administrator and the Plan's tax counsel believe that the

Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 3 EXCESS CONTRIBUTIONS

During the years 1995 through 1998, contributions were made to the Plan in excess of the limitation imposed on the total annual additions to each participants account by section 415(c) of the Internal Revenue Code. These excess contributions of $242,746 will be refunded to the participants during

1999.

NOTE 4 INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS

AVAILABLE FOR BENEFITS

The following investments each represent 5% or more of the net assets available for benefits at December 31, 1998:

Fidelity Family of Funds

Equity Income II

Emerging Growth

Puritan

Managed Income Portfolio

Intermediate Bond

NOTE 5 PARTICIPANTS' CONTRIBUTIONS

Included in participants' contributions for 1998 is $233,230 in rollover contributions from other plans.

SUPPLEMENTAL SCHEDULES

RTESIAN RESOURCES CORPORATION

RETIREMENT PLAN

EIN: 51-0002090, PLAN NO.: 003

LINE 27a: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1998

(a) (b) Identity of issue, (d)Cost (c)Description of

borrower, investment including rate of interest, (e)Current

maturity date, lessor or collateral, par or

similar party maturity value Value

New England Mutual Life Appreciation Plus,

Insurance Company group annuity policy -

5159; 6.2% guaranteed,

expires 12/31/99 $ 245,366 $ 245,366

Fidelity Family of Mutual Equity Income II 3,185,701 3,798,561

Funds Emerging Growth 2,563,949 3,265,255

Puritan 631,846 705,324

Managed Income Portfolio 724,540 724,540

Intermediate Bond 497,742 512,955

Total mutual funds 7,603,778 9,006,635

* Artesian Resources

Corporation Class A non-voting

common stock 301,464 419,761

Participant Loans Interest rates range

from 7.00% to 9.50%,

can borrow up to 50% of

account balance,

repayment terms range

from 5 to 15 years - 351,909

Secured by account

balance $ 8,150,608$10,023,671

ARTESIAN RESOURCES CORPORATION

RETIREMENT PLAN

EIN: 51-0002090, PLAN NO.: 003

LINE 27d SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 1998

(Series of transactions in one issue

aggregating 5 percent or more of net assets)

(a)Identity of (b)Description (c)Purchase (d)Selling(g)Cost of (i)Net

gain

Party Involved of asset Price Price asset or (loss)

Fidelity Family Managed Income $ 542,144 $ 136,123 $ 136,123 $ -

of Funds: Equity Income II $ 663,659 $ 117,508 $ 104,592 $ 12,916

Emerging Growth $ 651,377 $ 165,744 $ 159,740 $ 6,004